                              GulfWest Energy Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                              Class A Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   40274P109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               J. Virgil Waggoner
                       6605 Cypresswood Drive, Suite 250
                              Spring, Texas 77379
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 6, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this  schedule  because  of Rule  13d-1(e),  13d-1(f)  or  13d-1(g),  check  the following box [_].

          Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule,  including all exhibits. See Rule 13d-7(b)
     for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4   Pages)

(SC13D-07/98)

CUSIP No. 40274P109                    13D                   Page 2  of 4  Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     J. Virgil Waggoner

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY

________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER                    12,303,929

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER                  None
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER               12,303,929

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER             None
    WITH

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                   12,303,929

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Approximatley 59% based upon 18,492,541 shares of the Issuer's Common Stock
(the "Common Stock")outstanding as of the date hereof, and including 20,000 shares subject to presently exercisable Options held by the Reporting Person
(See Items 5 and 6).
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     Individual
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 40274O109                    13D                   Page 3  of 4  Pages

_______________________________________________________________________________
Item 1.  Security and Issuer.

This  Statement  relates to shares of Class A Common Stock,  par value $.001 per share,  of GulfWest  Energy Inc. (the  "Company"),  trading symbol  "GULF".  The
Company's  principal  executive  officers are: Thomas R. Kaetzer,  President and
Chief Executive Officer; Jim C. Bigham,  Executive Vice President and Secretary;
and, Richard L. Creel,  Vice President of Finance.  The address of the Company's principal  executive  officers  is 480 N. Sam  Houston  Parkway  E.,  Suite 300,
Houston, Texas 77060.
________________________________________________________________________________
Item 2. Identity and Background.

     (a)- (c)  This  Statement  is  being  filed  by J.  Virgil  Waggoner  (the
"Reporting  Person").  The  Reporting  Person has been a director of the Company since 1997 and  Chairman of the Board of the  Company  since May 30,  2002.  The
Reporting  Person is President and Chief Executive  Officer of JVW  Investments,
Ltd., a private  company.  The business  address of the Reporting Person is 6605
Cypresswood Drive, Suite 250, Spring, Texas 77379.

     (d)- (e) During the last five years,  the Reporting Person has not (i) been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors)  or (ii)  been a party  to a civil  proceeding  of a  judicial  or administrative  body of competent  jurisdiction  which  resulted in a judgement, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating  activities subject to federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a citizen of the United States of America.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Person purchased 9,000 shares of the Issuer's Series E Convertible
Preferred Stock, par value $.01 and liquidation value $500 per share, for a total price of $800,000 in cash from personal funds.
________________________________________________________________________________
Item 4.  Purpose of Transaction.

The securities have been acquired for investment.  The Reporting Person has not acquired the securities with any purpose, or with the effect of, changing or influencing the control of the Company, or in connection with or as a partici-
pant in any transaction having that purpose or effect.  Any decision of the
Reporting Person either to acquire or dispose of securities of the Company will take into account various factors, including general economic conditions and stock market conditions.  The Reporting Person does not have any plans or proposals of the type set forth in paragraphs (a) through (j) of Item D of
Schedule D.
________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a)- (b)  The Reporting Person benefically owns and has sole voting and dispositive power for 12,303,929 shares of the Issuer's Class A Common Stock, which includes 10,033,929 shares and options to purchase 20,000 shares previously reported on Form 13D and amendments 1 and 2 thereto, and 2,250,000 shares issuable upon the conversion of 9,000 shares of the Issuer's Series E
Convertible Preferred Stock, par value $.01 and liquidation value $500 per share of Preferred Stock, based upon a conversion price of $2.00 per share of
Common Stock.  The Reporting Person's current beneficial ownership represents approximately 59% of the shares of the Issuer's Common Stock, based upon
18,292,541 shares of Common Stock issued and outstanding as of the date hereof.

     (c)  There were no transactions in the class of securities being reported on that were effected during the past sixty days or since the most recent filing on Schedule 13D, whichever is less, by the Reporting Person.

     (d)  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the securities reported herein.
_______________________________________________________________________________
Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         None.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

         None.

________________________________________________________________________________

                                   SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

                                                December 10, 2002
                                        ----------------------------------------
                                                         (Date)

                                        /s/  J. Virgil Waggoner
                                        ----------------------------------------
                                                       (Signature)

                                             J. Virgil Waggoner, Individual
                                        ----------------------------------------
                                                       (Name/Title)

Attention.  Intentional  misstatements  or omissions of fact constitute  federal criminal violations (see 18 U.S.C. 1001).